Form 20-F
period 2005-12-31
LUNA GOLD CORP
filed 2006-07-14
CIK 1331206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

□	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
□	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
□	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this Shell Company report ______________________

Commission file number: 338-126527

LUNA GOLD CORP..
(Exact name of Registrant specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

Suite 920, 475 West Georgia Street
Vancouver, British Columbia, Canada, V6B 4M9
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

24,572,700 common shares as of December 31, 2005

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes □	No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes □	No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes □	No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

□ Large Accelerated Filer	□ Accelerated Filer	☒ Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 □	Item 18 ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes □	No ☒

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

PART I.

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3

KEY INFORMATION

ITEM 4

INFORMATION ON OUR COMPANY

ITEM 4A

UNRESOLVED STAFF COMMENTS

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6

DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8

FINANCIAL INFORMATION

ITEM 9

THE OFFER AND LISTING

ITEM 10

ADDITIONAL INFORMATION

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15

CONTROLS AND PROCEDURES

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

ITEM 19

EXHIBITS

SIGNATURE

PART I.

In this Annual Report, “Luna”, the “Company”, “we”, “us”, and “our” refer to Luna Gold Corp. and its subsidiaries, unless the context otherwise requires.

In this Annual Report, all dollar amounts are expressed in United States dollars, except where we state otherwise.  All references to "U.S.$" or "$" are to U.S. dollars and to “C$” are to Canadian dollars.

Unless we indicate otherwise, all information in this Annual Report is stated as of December 31, 2005, unless an earlier or later date is indicated.

Forward-Looking Statements

This annual report contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Forward-looking statements in this Annual Report include statements regarding expected completion dates of feasibility studies, anticipated commencement dates of exploration activities, extent and cost of exploration activities undertaken, operating efficiencies, costs and expenditures.  Actual results could differ materially depending upon the availability of consultants and personnel, equipment, required permits or approvals and financing necessary to carry out our exploration activities, the occurrence of unusual weather or operating conditions and the results of our exploration that indicate that further exploration of our mineral properties is not warranted.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following tables set forth certain selected financial data of the Company which has been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The information in the tables was extracted from the more detailed financial statements and related notes included with this Annual Report and should be read in conjunction with these financial statements and related notes and with the section captioned, “Operating and Financial Review and Prospects”.

We acquired our current business in January 2003, prior to which we were in the streaming-media business.  Accordingly, the selected financial data presented below for the years ended December 31, 2001 and 2002 is not comparable to the selected financial data presented for the years ended December 31, 2003, 2004 and 2005.

Income Statement Data:

	Year ended December 31,
	2005	2004		2003		2002		2001
Operating Expenses:
Business development	$28,967	$23,440	$	---	$	---	$	---
Consulting fees	101,697	182,823		70,425		21,896		24,198
Depreciation and amortization	3,165	1,125		1,295		8,753		65,903
Marketing and promotion	3,503	2,309		8,353		---		3,132
Equity in loss from operation of resource properties joint ventures	140,254	198,948		---		---		---
Exploration expense	121,176	159,821		204,917		---		---
Filing fees	31,508	13,221		21,137		8,366		4,932
General and administrative	38,658	53,595		32,516		5,123		14,215
Investor relations	4,348	21,448		627		---		---
Management fees to related parties	24,765	23,049		21,486		52,572		85,449
Organization expense	---	1,096		---		---		---
Professional fees	208,429	138,680		82,022		7,547		50,781
Rent	12,837	29,596		25,783		18,619		33,578
Travel and conference	68,036	154,207		---		---		---
Wages and benefits	84,565	42,895		---		---		58,235
Loss on disposal of equipment	---	---		---		---		46,183
Writedown of intangible assets	---	---		---		---		99,654
Total Expenses	$871,908	$1,046,253		$468,561		$122,876		$486,260

Loss from operations	(871,908)	(1,046,253)		(468,561)		(122876)		(486,260)
Foreign exchange loss	(22,246)	(29,491)		(5,115)		---		---
Interest income	6,984	---		---		---		---
Interest expense	(1,750)	--		---		(3,858)		---
Net loss for the period	$(888,920)	$(1,075,74)		$(473,676)		$(126,734)		$(486,260)

Loss per common share, basic and diluted	$(0.04)	$(0.07)		$(0.04)		$(0.02)		$(0.20)

Weighted average number of common shares outstanding: basic and diluted	24,199,490	14,846,993		11,055,644		6,009,128		2,248,972

Balance Sheet Data:

Working capital (deficiency)	$866,998	$826,605	$(40,024)	$(20,302)	$(482,909)
Total assets	1,012,542	1,771,302	27,917	34,621	14,818
Long-term liabilities	---	1,639,065	---	---	---
Stockholders equity (deficiency)	868,649	(556,475)	(37,016)	(19,639)	(473,619)
Capital Stock	$7,899,276	$5,628,926	$5,068,305	$4,608,305	$4,004,956

We have not declared or paid any dividends in any of our last five financial years.

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following provides an overview of certain of the risks related to our business.  These are not the only risks facing our company.  Other risks not currently known to us or that we currently deem immaterial may also affect our business.  Our business and financial results may be materially adversely affected by any of these risks.

We will require significant additional financing in order to continue our exploration activities and our assessment of the commercial viability of our mineral properties.

We will need to raise additional financing to complete further exploration of our mineral properties.  Furthermore, if the costs of our planned exploration programs are greater than anticipated, we may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that we will be successful in our efforts to raise these require funds, or on terms satisfactory to us. The continued exploration of our mineral properties and the development of our business will depend upon our ability to establish the commercial viability of our mineral properties and to ultimately develop our cash flow from operations and reach profitable operations. We currently are in the exploration stage and have no revenue from operations and are experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Luna Gold are through the sale of equity capital. Alternatively, we may finance our business by offering an interest in our mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions, neither of which is presently intended.  If we are unable to obtain this additional financing, we will not be able to continue our exploration activities and our assessment of the commercial viability of our mineral properties.  Further, if we are able to establish that development of our mineral properties is commercially viable, our inability to raise additional financing at this stage would result in our inability to place our mineral properties into production and recover our investment.

As our mineral properties do not contain any reserves or any known body of economic mineralization, we may not discover commercially exploitable quantities of ore on our mineral properties that would enable us enter into commercial production, achieve revenues and recover the money we spend on exploration.

Our properties do not contain reserves in accordance with the definitions adopted by the United States Securities and Exchange Commission (“SEC”) and there is no assurance that any feasibility studies carried out by us will establish reserves. All of our mineral properties are in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization at these projects has not yet been determined to be economic ore, and may never be determined to be economic.  We have conducted initial exploration activities on our mineral properties and plan to conduct further exploration activities, which future exploration studies may include the completion of feasibility studies necessary to evaluate whether a commercial mineable orebody exists on any of our mineral properties.  There is a substantial risk that these exploration activities will not result in discoveries of commercially recoverable quantities of ore. Any determination that our properties contain commercially recoverable quantities of ore may not be reached until such time that final comprehensive feasibility studies have been concluded that establish that a potential mine is likely to be economic. There is a substantial risk that any preliminary or final feasibility studies carried out by us will not result in a positive determination that our mineral properties can be commercially developed.

Our exploration activities on our mineral properties may not be commercially successful, which could lead us to abandon our plans to develop our mineral properties and our investments in exploration.

Our long-term success depends on our ability to establish commercially recoverable quantities of ore on our mineral properties that can then be developed into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of goldexploration is determined in part by the following factors:

·

the identification of potential gold mineralization based on superficial analysis;

·

availability of government-granted exploration permits;

·

the quality of management and geological and technical expertise; and

·

the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may reduce the trading price of our common shares and impair our ability to raise future financing. We cannot provide any assurance to investors that we will discover any mineralized material in sufficient quantities on any of our properties to justify commercial operations. Further, we will not be able to recover the funds that we spend on exploration if we are not able to establish commercially recoverable quantities of ore on our mineral properties.

Our financial statements have been prepared on a going concern basis.

Our audited financial statements have been prepared assuming that we will continue as a going concern.  We have incurred net losses since inception and, as a result, our independent registered public accounting firm has expressed in their report substantial doubt about our ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As we hold our interests in our mineral properties pursuant to option agreements with the owners of the mineral properties, we must continue to make payments to the owners of our mineral properties and to make exploration expenditures in order to maintain our rights to acquire an interest in our option properties in good standing.

Our interest in several of our mineral properties is comprised of options granted under option agreements between us and the owners of the mineral properties.  Under these option agreements, we must make option payments to the property owners in accordance with an agreed schedule of payments.  In addition, we must make all payments to federal and state agencies necessary to maintain the mineral claims in good standing with government authorities.  A default by us in these obligations will typically give the property owner the right to terminate the option agreement, subject to certain curative provisions, and the interest of Luna Gold in the mineral properties.  Our failure to make the option payments or maintain the mineral claims that comprise our mineral properties in good standing could cause us to lose our interest in these mineral properties, with the result that we would lose our rights to continue exploration of our mineral properties.

Title Matters

While we have diligently investigated title to all mineral exploration concessions and, to the best of our knowledge, title to such properties is in good standing, this should not be construed as a guarantee of title.

Conflicts of Interest

Certain of our directors are directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of Luna.  In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Luna, the degree of risk to which we may be exposed and our financial position at that time.  Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

We maintain our accounts in both US and Canadian dollars and our financial statements are presented in US dollars.  Accordingly, our financial results could be affected by changes in the exchange rate of the Canadian dollar to the US dollar.  Our operations in the US do not make us subject to foreign currency fluctuations.  We have not nor do we plan to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

We have not generated cash flow from operations in the past and cash flow is not expected in the next few years to satisfy our operational requirements and cash commitments.  In the past, we have relied on sales of equity securities to meet most of our cash requirements, together with project management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy our operational requirements and cash commitments.

We do not presently have sufficient financial resources to undertake all of our planned exploration and development programs.  The development of our properties depends upon our ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause us to forfeit our interest in our properties and reduce or terminate our operations on such properties.  Accordingly, in their report on the consolidated financial statements for the period ended December 31, 2005, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations

We have incurred net losses to date.  Our deficit as of December 31, 2005, was $2,431,352.  We have not yet had any revenue from the exploration activities on our properties.  Even if we undertake development activity on any of our properties, we may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future.  Recent significant increases in metal commodity prices may not be sustainable.  They may not be reliable as indicators of future consistent realizable values, should any of Luna’s mineral deposits reach commercial production.

If we were to lose the services of Tim Searcy or other members of our management team, then we may be delayed in our plan of operations for our mineral properties and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities, or as consultants. These personnel include Tim Searcy, who is our president and chief executive officer. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in us being required to identify and engage qualified management personnel who are capable of managing our business activities.  We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

If we lose the services of the independent contractors that we engage to undertake our exploration and business administration activities, then our plan of operations may be delayed or be more expensive to undertake than anticipated.

Our success depends to a significant extent on the performance and continued service of certain independent contractors, including Pathway Capital Ltd. We have contracted the services of professionals engaged in mineral exploration to carry out our exploration plans. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by us being delayed or being more expensive to undertake than anticipated.

Stock Subject to Penny Stock Rules

Our capital stock would be classified as "penny stock" as defined in Rule 15g-9 promulgated under the Securities Exchange Act of 1934 (the "1934 Act").  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than us, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable.  Accordingly, there can be no assurance that our exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond our control may affect the marketability of any substances discovered.  The prices of gold and copper have experienced volatile and significant price movements over short periods of time and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold and copper is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the prices of gold and copper will be such that our properties can be mined at a profit.

Environmental and Other Regulatory Requirements

Our current or future operations, including development activities and commencement of production on our properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on our various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Our potential mining and processing operations and exploration activities in Nevada are subject to various federal and state laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities.  There can be no assurance, however, that all permits we may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project we might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mining properties.

To the best of our knowledge, we are currently operating in compliance with all applicable environmental regulations.

Dividends

All of our available funds will be invested to finance the growth of our business and, therefore, investors cannot expect and should not anticipate receiving a dividend on our common shares in the foreseeable future.

Our Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

Luna and our officers and directors are residents of countries other than the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

We believe that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If We are Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from Our Properties, We Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Our U.S. Stockholders and Less Liquidity for the Stock

We, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company ("PFIC") for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, we would be considered a PFIC if:  75% or more of our gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, a gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of our stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for our stock.

ITEM 4

INFORMATION ON OUR COMPANY

A.

History and Development of Our Company

Luna Gold Corp. was incorporated under the laws of the Province of British Columbia, Canada, on June 24, 1986 under the name Belcarra Resources Ltd.  We changed our name to Belcarra Motors Corp. on October 12, 1994 and to Predator Ventures Ltd. on September 10, 1997.  We were continued to the State of Wyoming effective July 14, 1999 and on September 9, 1999, we filed Articles of Amendment to increase our authorized capital from 100,000,000 common shares with no par value to an unlimited number of common shares with no par value.  On November 16, 1999, we changed our name to wwbroadcast.net, inc. to reflect our streaming media business which we had commenced on July 1, 1999.  On December 3, 1999, we were registered as an extra-provincial company under the Company Act of British Columbia, Canada.  In January 2003, we acquired our current business and, on August 7, 2003, we changed our name to Luna Gold Corp. to reflect our current business.  On November 24, 2005, we were reincorporated under the laws of Canada pursuant to the Canada Business Corporations Act.

Our head office and principal office address is located at Suite 920, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9, Canada.  Our telephone number is 604-689-7317.

B.

Business Overview

We are a development stage company engaged in the acquisition, exploration, exploration management and sale of mineral properties.  All of our properties are located in the State of Nevada, U.S.A.  We currently have no significant properties in Canada and we are not actively exploring, or seeking to acquire interests in, mineral properties in Canada.  Since our acquisition of an option in the Blue Mountain Project in 2003, our primary focus has been exploring our projects in Nevada.

Business Development During Last Three Years

During 2004, we entered into option agreements on two separate properties in China’s Yunnan Province, Gongguo and Dongchuan, and we received TSX approval on two joint venture properties in Nevada, Red Rock and the NBM property.  Furthermore, by October 2004, we obtained our business licenses from the Ministry of Land and Resources (“MOLAR”) in Yunnan, giving us the right to perform work on our properties, in an attempt to identify compelling drill targets and in the acquisition of other mineral properties.  On July 19, 2005, we elected to terminate our option agreements in China.  As a result of these terminations, we are presently analyzing opportunities to acquire interests in additional exploration properties.  We anticipate that any exploration properties in which we acquire an interest will be located outside of the United States.

We are presently in the exploration stage and there is no assurance that mineralized material exists on our properties or property interests.  We have not generated any revenues from our current operations to date.

Our properties are as follows:

•

Blue Mountain property (optioned);

•

Red Rock property (optioned) (formerly LS Property);

•

Trout Creek property; and

•

Stone Cabin property.

See “Property, Plant and Equipment” below for a description of our properties.

Corporate Development and Strategy

In early 2006, we added two more early stage exploration properties in Nevada which, we believe, will be able to generate earn-in deals similar to our Red Rock project.  Furthermore, we identified a number of other projects in Nevada for which we are currently reviewing data.  We believe that our business strategy of project generation, followed by preliminary field work and an earn-in agreement will give us an interest in a number of promising exploration projects without requiring us to expand our share structure.

The second prong to our business strategy is to acquire more advanced projects with identified resources from larger companies that consider the assets non-core.  We have been reviewing and negotiating on a number of such projects over the last year.  There is no assurance that any advanced projects with identified resources will be acquired by us.

Capital Expenditures

Our capital expenditures during the past three years have been limited to our investment in our joint ventures in China in 2004 and 2005.  During this time period we funded the exploration operations for the two joint ventures, which were subsequently wound up in late 2005.  We currently do not anticipate any capital expenditures in the near future.  These expenditures in connection with our exploration operations have not been capitalized on our financial statements in accordance with U.S. GAAP.

Our Operations

Other than our officers, we currently do not have any employees.  We intend to continue to use the services of consultants for exploration work on our properties.  Carl Hering, PhD. Geology, one of our directors, is a geological consultant for our company.

We are provided with rent and administrative services by Pathway Capital Ltd., a company with a common director, namely Marcel de Groot.  We have engaged Pathway Capital to provide advisory services relating to general corporate development, financial matters, raising additional capital and strategic planning for a monthly fee of C$2,500 plus C$1,100 per month for rent and office costs.  Certain other administration services are provided on a cost recovery basis.

Government Regulation

Exploration activities are subject to various national, state, foreign and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.  We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.  Our policy is to conduct business in a way that safeguards public health and the environment.  We believe that our operations are conducted in material compliance with applicable environmental laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs.  Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties.  There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do.  As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

C.

Organizational Structure

All of our projects are owned directly by the Company except for the Blue Mountain Property which is owned by Eureka Gold Inc., a Nevada company wholly owned by us.

D.

Property, Plant and Equipment

Blue Mountain Property

The Blue Mountain property is located in the Basin and Range province of Nevada, an area of broad flat basins divided by high mountain ranges. We entered into an agreement dated March 18, 2003 with Nassau Ltd. (“Nassau”) an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

Option

In order to acquire the interest, we entered into an option agreement with Nassau, pursuant to which agreement Nassau granted us the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the “Blue Mountain Project”).

In accordance with the terms of its agreement with Nassau, we have agreed that, in order to acquire a 100% interest in the Blue Mountain Project, we will make the following payments and issue the following shares to Nassau:

(a)

50,000 shares were issued on August 8, 2003 when the TSX approved (the “Approval Date”) the Blue Mountain Project as a “qualifying property” (as defined within the rules and policies of the TSX);

(b)

an additional 50,000 shares were issued on Aug 8, 2004;

(c)

two years following the Approval Date a payment in the amount of $20,000 (Paid);

(d)

three years following the Approval Date a payment in the amount of $30,000;

(e)

four years following the Approval Date a payment in the amount of $40,000;

(f)

five years following the Approval Date a payment in the amount of $100,000; and

(g)

six years following the Approval Date a payment in the amount of $1,300,000 (the “Final Payment”).

Upon us making the Final Payment to Nassau then we will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on gold (the “Royalty”) and we will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.  All payments are in U.S. dollars.

Location and Access

A good gravel, maintained and all-weather road (the Jungo Road) links the project to Winnemucca. Local access from the Jungo Road (the last five miles to the project area) is via unimproved dirt road, but this road is accessible by a two-wheel drive vehicle.

The Blue Mountain Project is located in the Basin and Range province of Nevada, an area of broad flat basins divided by high mountain ranges. Elevations in the Basin and Range province range from about 4,000 feet to nearly 11,000 feet. Rivers are rare and most drainage is to the nearest basin.

The climate around Blue Mountain is a desert climate characterized by dry warm summers and dry cool winters. Precipitation is less than ten inches per year.  Vegetation consists primarily of sage bush, tumbleweeds and grasses.

Property Geology

The property is underlain by a thick sequence of older sedimentary rocks consisting of mudstone, siltstone, and sandstone; all of which are regionally metamorphosed to a low degree. Younger felsic and fine-grained basic rocks intrude the above rocks along faults. The felsic rocks are ubiquitous in drill holes within the altered and mineralized zones. Remnant patches of volcanic rocks and volcanic sediments are locally preserved on top of the older rocks.

High- and low-angle faults dissect all rocks on the property. A major west-dipping, low angle fault encountered at depth in drilling separates the two principal older rock formations found on the property. This low- angle fault underlies a large portion of the property, dips west at a shallow angle, and extends further west under pediment cover. This fault is 25 feet to over 100 feet thick, is extensively broken, and is an important zone for localization of non-economic, low-grade gold mineralization found on the property.

Several sets of high-angle faults also dissect all the above rocks and are the principal locus of alteration exposed on the surface of the property. These high-angle faults are potentially the controlling structures for gold mineralization developed along the above-discussed low-angle fault. These high-angle faults carry higher-grade gold mineralization and are important to the structural preparation of all of the rock units.

Prior geologic mapping has identified at least five northeast trending and seven northwest trending faults. Both sets of these faults appear to have been channel ways for mineralizing fluids, as zones of mineralization are found surrounding these faults. The north-south faults appear to be the latest set of faults.

The Blue Mountain Project was optioned because geologic evaluation determined that it had sufficient merit to justify further expenditure of money to continue exploration efforts.  Also, it is situated in an area which has been postulated to lie along an important structural trend of precious-metal mineralization historically. Carl Hering, one of our directors, was involved in the evaluation and selection of this property. He has a PhD in Geology from the University of Oregon (1981) and has worked in the exploration and mining industry for over 20 years.

Previous Exploration

Numerous mining and exploration companies have worked on the property during the past 20 years, as detailed below. Most of our work thus far has centered on compilation and evaluation of this past work; however, late in 2003 an initial field investigation program was completed.

Geological alteration mapping and rock chip sampling, including trench sampling, was initially done by a private United States corporation in 1983. Results of this work suggested that a precious metal-bearing system was responsible for the exposed alteration on the property. Billiton Minerals optioned the property from Nassau in 1984 and conducted additional geological mapping and geochemical sampling. In 1985, Billiton began a drilling program. Between 1985 and 1987, Billiton drilled a total of 50 drill holes. Billiton subsequently terminated their option agreement with Nassau.

Subsequently, Prime Exploration carried out an aerial geophysical survey in 1988 and also conducted a ground geophysical survey in the same year. Prime then drilled three core holes and three rotary holes. Prime returned the property to Nassau in 1988.

In 1989, Placer Dome optioned the property from Nassau and undertook a biogeochemical sampling program and a seismic geophysical program in the covered areas of the western portion of the property. Results were negative, and Placer Dome dropped their option on the property in 1990.

Lac Minerals carried out a compilation of previous data in 1991 and drilled 12 new rotary drill holes. LAC relinquished their option on the property.

Blue Desert Mining drilled 11 rotary holes and one large diameter geothermal exploration hole between 1994 and 1998.

The most recent work on the property, prior to our involvement, was conducted by Newmont Gold. Newmont completed an airborne geophysical survey over the property in 2000 and drilled a total of 2,560 feet of rotary and 680 feet of core in five drill holes in 2001.

Zonge Geosciences reinterpreted the Newmont airborne geophysical data for us. Several untested anomalies were identified both under the pediment and along the range front. To date, field investigation of these anomalies by us has just been initiated.

No reserve has currently been defined on the property. Because of the wide drill hole spacing more work is judged to be practical.

There are no permanent facilities, plants, buildings or equipment on the property. All prior drill hole locations, road access routes, and previous disturbances have been reclaimed.

Work Completed to Date

Our work has concentrated on identifying which structures are the primary feeder structures, and hence may be connected to the high-grade intercepts from previous drilling. Additionally, thicker, better-grade zones of the tabular low-angle zone were sought. Careful review of previous drilling, and detailed mapping and sampling of structures over the northern portion of the property were the principal techniques involved in this re-evaluation.

Results from this program clearly show that the northeast trending structures are the principal gold mineralization bearing structures. Our work suggests that the north-south structures may be less important than the northeast structures, consequently there are several targets left to be tested on northeast and east-west trending structures.

Future Work

Luna Gold Corp.’s business model is to undertake the necessary early stage work to identify drill targets, then bring in a joint venture partner to test those targets.  We believe that we have undertaken the necessary work to identify drill targets.  We are actively seeking a partner to drill test the northeast trending structures that we have identified as most favourable.  Any future partner may wish to undertake more mapping, sampling, and geophysics, but the property is now at a stage where it can be drilled immediately.

Luna Gold – Blue Mountain Property Location

State of Nevada
Luna Gold's Blue Mountain Property
Jungo Road
to Winnemucca
Fort McDermitt Reservation
Duck Valley Reservation
Winnemucca
Elko
Battle Mountain
Pyramid Lake Indian Reservation
Pyramid Lake
Humboldt
Reno
Sparks
Fallon
Carson City
Lake Tahoe
Walker River Indian Reservation
Walker Lake
Hawthorne
Tonopah
Ely
Great Basin
Goshute Indian Reservation
Duckwater Indian Reservation
Death Valley
Las Vegas
Henderson
Boulder City
Moapa River Indian Res.
Lake Mead
Laughlin

Red Rock Property

Option

On March 4, 2004, we acquired an option on the Red Rock Project (formerly the LS property), and have the right to acquire a 100% interest in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. We made an initial $5,000 payment upon execution of the agreement and would, at our option, make further cash payments totalling $1,400,000 over a 15 year period.

The schedule of payments is as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (paid)	$Nil
By Yr. 1 Anniversary	$15,000 (paid)	$10,000 (completed)
By Yr. 2 Anniversary	$25,000 (paid)	$50,000 (completed)
By Yr. 3 Anniversary	$50,000	$100,000
By Yr. 4 Anniversary	$155,000	$100,000
By Yr. 5 Anniversary	$250,000	$250,000
By Yr. 6 Anniversary	$250,000	$250,000
By Yr. 7 Anniversary	$250,000	$240,000
Each of Yrs. 8 to 15	$50,000	$50,000
Totals	$1,400,000	$1,400,000

On September 12, 2005 the Company signed a letter of intent with Centerra (U.S.) Inc. (“Centerra”), a wholly owned subsidiary of Centerra Gold Inc., in which Centerra can acquire up to an undivided 60% interest in the property with the Company and can subsequently acquire up to an additional 15% in the property.

On February 15, 2006 the Company entered into a formal agreement with Centerra.  The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna’s leasehold interest in the claims comprising the Red Rock Project by spending US$ 1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further US$ 3.1 million over four years.  Centerra assumes Luna’s required cash payments on the anniversary dates and work committments.  The cumulative work requirement of Centerra’s initial six year earn-in period exceeds Luna’s entire fifteen year cumulative work commitment.  At no time during Centerra’s earn in period does Luna’s cumulative work commitment exceed Centerra’s cumulative work commitment.  Therefore, as long as Centerra is earning in to the Red Rock project, there is no risk of Luna defaulting on its work commitments.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005.  Centerra also expanded the land package by staking an additional 114 claims.  Luna now has interest in 1,740 hectares.

Centerra has a budget of US$ 400,000 for 2006, which is more than twice the work commitment that is required under the agreement.  The plan is to undertake more ground work followed by, depending on the depth to the lower plate, approximately three drill holes to test the potential of the lower plate rocks.

Location and Access

The Red Rock property consists of 213 mineral claims (4,300 acres) situated along the Battle Mountain mineral trend, in the Northern Shoshone Range, Lander County, Nevada. The Red Rock gold prospect is accessed via State highway 305 south from Battle Mountain for approximately 20 miles and then 8 miles by the Redrock Canyon-Carico Lake Valley road to the southwest corner of the property. Two-track dirt, 4-wheel drive roads cross the property.

Property Geology

The Red Rock property is located along the northern margin of a volcanic depression. Data collected and compiled to-date suggests that the claim block contains a potential gold target. Geologically, the area is characterized by poorly exposed Paleozoic sedimentary rocks, which overlie younger metamorphic rocks and are separated by a low-angle fault. Both low- and high-angle faulting dissect the region. Mapped areas of alteration, with coincident gold and trace element anomalies, define a structural and stratigraphically controlled mineralized zone. The alteration features are characteristic of the sedimentary rock-hosted style of gold mineralization common throughout northern Nevada.

Previous Exploration

The property has only undergone past geologic mapping and limited surface sampling and has never been drill tested.

Work Completed to Date

In 2004, Luna Gold undertook a mapping and sampling program which cost approximately $15,000, on a 0.5 km2 grid. Soil sampling returned two zones of coincident Au and As anomalies. One of the zones also had elevated base metal signatures. Both zones straddle the main structure on the property, the NW trending Caetano Break (also known as the Wilson Canyon Fault).

In 2005, Centerra undertook a soil sampling and mapping program.

Future Work

Centerra has identified numerous drill targets and has advised us that it will undertake a first phase of drilling in the summer of 2006.

Luna Gold - Red Rock Property Location

State of Nevada

Luna Gold Corp.'s Red Rock Project
NAD 27 Zone 11
T28N R44E
Luna Property Boundary
100% Canberra
100% Canberra
Fort McDermitt Reservation
Duck Valley Reservation
Winnemucca
Elko
Battle Mountain
Te-Moak Reservation
Pyramid Lake Indian Reservation
Pyramid Lake
Humboldt
Reno
Sparks
Fallon
Carson City
Lake Tahoe
Walker River Indian Reservation
Walker Lake
Hawthorne
Duckwater Indian Reservation
Goshute Indian Reservation
Ely
Great Basin
Tonopah
Death Valley
Las Vegas
Henderson
Boulder City
Moapa River Indian Res.
Lake Mead
Laughlin

Trout Creek Project

Option

On December 31, 2005 we entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  We made an initial $5,000 payment upon execution of the agreement, and would, at our option, make further cash payments totalling $1,000,000 over a six year period as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon making the final payment, we will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the option or the sum of $1,000,000 at any time prior to completion of the first year of production.

Location and Access

The Trout Creek property is located approximately 50 miles northwest of Winnemucca, Humboldt County, Nevada and is situated along the east flank of the Jackson Mountains at the headwaters of Trout Creek (Fig. 1). Access is west from Winnemucca via the improved county Jungo Road -35 miles and then north on the Bottle Creek road for -16 miles to the unimproved Trout Creek road for 9 miles to the property.

History and Previous Work

In 1987 Amax Gold Inc. staked a total of 180 lode claims optioned 36 more. In 1988-1989 Amax Gold conducted additional detailed geologic mapping and sampling program. Amax drilled a total of 15 reverse circulation holes totalling 5790 feet in two phases: 1)1988 drilling consisted of 6 holes (2575 feet) and 2) 1989 drilling consisted of 9 holes (3215 feet). All holes, except GT-1, were drilled vertically. The results of the drilling are shown in Table 1. No further significant exploration has been done since late 1989, although a ground magnetics survey by Great Basin Geophysics was completed in 1992 for assessment work. The claims were dropped in the mid-1990's.

Property Geology

The eastern Jackson Mountains are principally comprised of a volcanic-sedimentary package of rocks, Triassic to Jurassic in age, known as the Happy Creek Complex.  In the Trout Creek area the Happy Creek Complex is overlain by Tertiary volcanics.  The Happy Creek Complex has undergone numerous stages of alteration, due to the Tertiary aged volcanism, some of which also carried mineralization.

Exploration Potential

We believe that the exploration potential for high-grade epithermal veins on the Trout Creek property remains very high because only a relatively small portion of the area has been explored using relatively shallow, vertical drilling techniques suitable only for defining bulk minable mineralization.  These previous exploration methods were inadequate to test the high-grade vein potential of the property.

Geochemistry

Results of the rock chip sampling of the Rattlesnake Knob zone showed that the silicified and chalcedonic-veined volcanoclastic rocks in outcrop contain low but consistently anomalous levels of gold mineralization.

We believe that the relatively shallow depth of drilling and only a single angle hole in a steeply dipping structurally controlled hydrothermal system are inadequate to properly test the high-grade vein potential on the property. Although Amax discovered and operated the Sleeper deposit, located just 21 miles to the east across Desert Valley, they explored the Trout Creek property only for its bulk minable potential using a model similar to that of the Wind Mountain or Sulphur deposits. The mineralization at these deposits is hosted in similar types of mixed volcanic and clastic rocks occurring as near shallowly dipping, tabular zones easily explored using vertical holes.

Luna Gold Corp.’s – Trout Creek Property Location

Stone Cabin Project

On February 3, 2006 we entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the “NSR”) on gold of 2%.  We made an initial $5,000 payment upon execution of the agreement, and would, at our option, make further cash payments totalling $1,000,000 over a six year period as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon making the final payment, we will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Luna Gold Corp.’s – Stone Cabin Property Location

ITEM 4A

UNRESOLVED STAFF COMMENTS

None.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the audited financial statements of the Company included elsewhere in this Annual Report.

This discussion contains certain forward-looking statements.  Much of the information in this report includes or is based upon estimates, projections or other “forward looking statements”.  Such forward-looking statements include any projections or estimates made by management in connection with our business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties.  Management cautions the reader that important factors in some cases have affected, and in the future could materially affect, actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements.”

Overview

We are an exploration stage company engaged in the acquisition, exploration, exploration management and sale of mineral properties.  All of our mineral properties are located in the State of Nevada.  See “Information on Our Company – Property, Plant and Equipment” for information relating to our properties.

The following table sets forth certain selected financial information relating to our Company for the periods indicated:

Selected Annual Information

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	$	$	$
General and administration expenses(1)	607,313	686,359	262,349
Interest income	6,984	--	--
Exploration expenses(2)	261,430	358,769	204,917
Loss for the period	(888,920)	(1,075,744)	(473,676)
Net loss per share, basic and fully diluted	(0.04)	(0.07)	(0.04)
Cash and cash equivalents	878,477	1,497,859	11,483
Working capital (deficiency)	866,998	826,605	(40,024)
Total assets	1,012,542	1,771,302	27,917
Long-term liabilities	--	1,639,065	--
Shareholders’ equity (deficiency)	868,649	(556,475)	(37,016)
(1) Consists of all operating expenses except amortization, equity in loss from operation of resource properties joint ventures and exploration expenses.
(2) Consists of equity in loss from operation of resource properties joint ventures and exploration expenses.

Our financial statements have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business.  We incurred net losses from operations for the years ended December 31, 2005, 2004 and 2003 and for the period from the inception of our mining business as of January 20, 2003 to December 31, 2005 of $888,920, $1,075,744, $473,676 and $2,431,352 respectively.

Our net loss decreased over the prior year period as we wound-up our Chinese joint ventures and refocused our attention on our Nevada properties and other potential resource properties throughout the world.  Despite our overall decreased loss we did experience higher professional fees as we continued our jurisdiction of incorporation from Wyoming to Canada in November 2005 in addition to winding up our joint ventures.  A private placement closed on January 19, 2005 in the amount of $2,270,350.  We did not earn any revenue during the year ended December 31, 2005, 2004 or 2003 aside from interest income.

Operating Results

Year ended December 31, 2005 Compared to Year Ended December 31, 2004

We incurred a net loss of $888,920 for year ended December 31, 2005, resulting in a loss per share of $0.04.  The loss in 2005 was attributable to operating expenses of $871,908, a foreign exchange loss of $22,246 and interest expense of $1,750 which was offset by interest income of $6,984.  We incurred a net loss of $1,075,744 for year ended December 31, 2004, resulting in a loss per share of $0.07.  The loss in 2004 was attributable to operating expenses of $1,046,253, and foreign exchange loss of $29,491.

During 2005, we incurred $28,967 in business development, $3,165 in depreciation and amortization, $101,697 in consulting fees, $140,254 in equity loss from operation of joint ventures, $121,176 in exploration expense, $31,508 in filing fees, $38,658 in general and administrative expenses, $24,765 in management fees, and $208,429 in professional fees, $12,837 in rent, $68,036 in travel, and $84,565 in wages and benefits.  During 2004, we incurred $23,440 in business development, $1,125 in depreciation and amortization, $182,823 in consulting fees, $198,948 in equity loss from operation of joint ventures, $159,821 in exploration expense, $13,221 in filing fees, $53,595 in general and administrative expenses, $23,049 in management fees, and $138,680 in professional fees, $29,596 in rent, $1,096 in organization expense and $154,207 in travel and conference expenses.

Expenses decreased over the prior year due to our decreased activities during the year in which we restructured and shifted our efforts away from China and included the termination and wind-up of our joint ventures in China.  We recognized a loss of $140,254 relating to our joint venture companies in China compared with $198,948 during the prior year.  The decrease in the loss reflects cash received during the fourth quarter, upon termination of our joint ventures, which offset previous quarter’s losses from our joint ventures.  Exploration expenses include geologists fees, assay costs, supplies, travel costs and claim fees relating to our Blue Mountain project and our Red Rock project prior to our signing a letter of intent with Centerra.  Expenses for Blue Mountain and Red Rock were $26,704 and $33,826 respectively.  Exploration expenses also consist of geologist fees which were paid for evaluating and assessing resource opportunities in other regions of the world.  Business development relates to expenses incurred analyzing property opportunities and included expenses establishing business contacts in China during both fiscal years.  Consulting expense relates to contracted geologist fees, including fees to a director of the company.  Consulting fees decreased compared to the prior quarter as the services of the geologist who was responsible for sourcing and managing our projects in China was terminated during the year and only paid for seven months during the year compared with 12 months in the previous year.  Filing fees increased over the previous year as the company completed a private placement and the Company had to pay the TSX-V exchange fees relating to the transaction.  Investor relations fees and rent decreased as the Company paid an investor relations consultant during the prior year and changed premises.  During the year the Company continued from Wyoming to Canada and accordingly paid $63,675 in additional professional fees during the year.  Travel expenses decreased as several directors spent time traveling in China during the prior year in addition to the Company agreeing to reimburse a director for travel expenses in China retro-active to November 2003.  Wages and benefits also increased over the prior year as the company hired a new Chief Executive Officer who joined the company in late June 2004.  Management fees were constant as the monthly charge is approximately $2,000 per month.

Year ended December 31, 2004 Compared to Year Ended December 31, 2003

We incurred a net loss of $1,075,744 for year ended December 31, 2004, resulting in a loss per share of $0.07.  The loss was attributable to operating expenses of $1,046,253, and foreign exchange loss of $29,491.  We incurred a net loss of $473,676 for the year ended December 31, 2003, resulting in a loss per share of $0.04.  The loss was attributable to operating expenses of $468,561.

During 2004 we incurred $23,440 in business development, $1,125 in depreciation and amortization, $182,823 in consulting fees, $198,948 in equity loss from operation of joint ventures, $159,821 in exploration expense, $13,221 in filing fees, $53,595 in general and administrative expenses, $23,049 in management fees, and $138,680 in professional fees, $29,596 in rent, $1,096 in organization expense and $154,207 in travel and conference expenses.  During 2003 we incurred $1,295 in depreciation and amortization, $70,425 in consulting fees, $204,917 in exploration expense, $21,137 in filing fees, $32,516 in general and administrative expenses, $21,486 in management fees, $82,022 in professional fees, $25,783 in rent, and $8,353 in marketing and promotion expenses.

Expenses increased over the prior year period due to the increased activities as we continued our exploration and acquisition activities in Nevada and China.  We recognized a loss of $198,948 relating to exploration expenses incurred by our joint venture companies in China.  Business development relates to expenses customarily incurred in establishing business contacts in China.  Consulting fees increased as we contracted several geologists, including a director, to perform certain exploration activities.  We also retained the services of director Kit Lee.  Mr. Lee will be focused on property generation as well as assisting in exploration.  We also incurred professional fees for work performed on an SB-2 registration with the SEC. Equity in operation of resource properties joint ventures relates to our share of losses relating to the operations of the joint venture projects in China. The majority of the exploration expense related to work performed on our Blue Mountain Property.  This work included mapping, sampling, data compilation and claims fees.  Also included in exploration expense are staking fees on the NBM and Red Rock Properties which were acquired during the year ended December 31, 2004.  Exploration expense also includes costs related to area reconnaissance work.  The exploration expenses related to Blue Mountain was as follows: $51,750 in geologist fees and $48,880 in staking fees.  Management fees were constant as the monthly charge is approximately $1,675 per month.  Professional fees increased as we incurred legal and accounting fees in preparing an SB-2 registration statement, as well as to draft the joint-venture agreements in China.  Travel fees increased due to travel to, and within China for our project generation activities.

Liquidity and Capital Resources

Our capital resources have been limited.  We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations.  There can be no assurances that any outstanding share purchase warrants will be exercised.

On January 19, 2005, we closed a private placement of 7,567,835 units at a price of $0.30 per unit for total proceeds of $2,270,350.  There can be no assurances that we can obtain future additional financing on terms reasonably acceptable to us or at all.  The lack of capital may force us to curtail our operating activities and potential investment activities.

Total cash and cash equivalents as at December 31, 2005 and December 31, 2004, were respectively, $878,477 and $1,497,859.  Working capital as at December 31, 2005, and December 31, 2004, were respectively, $866,998 and $826,605.

The increase in working capital between December 31, 2005 and December 31, 2004 was primarily attributable to the balance of funds received from the private placement, which closed on January 19, 2005, and the funds received from the wind-up of our Chinese joint ventures, which was approximately $701,000, which was offset by operating expenses of $888,920 during the year.  Our cash balances on December 31, 2004 were high as we collected a total of $1,639,065 of the private placement and was recognized as subscriptions received in advance of share offering.  No revenue was generated during the period, aside from interest income.

Total share capital as at December 31, 2005 and December 31, 2004, was respectively, $7,899,276 and $5,628,926.  Total shares outstanding as at December 31, 2005 and December 31, 2004, were respectively, 24,572,700 and 17,004,863.

During 2004, we entered into leasing agreements with respect to office and equipment leases expiring in November 2006.  Arrangement has been made for Pathway Capital Ltd., a related party to manage and assume payment of these leases.  The Company will reimburse Pathway based on estimated usage of office space and other equipments on a cost recovery basis.  The balance of the 2006 lease obligations is estimated to be $12,926.

The Company’s future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments.  We have not generated revenues, and have experienced negative cash flow from operations.  The Company may look to secure additional funds through future debt or equity financings.  Such financings may not be available or may not be available on reasonable terms.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, management re-evaluates its estimates and judgments.

Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date.  Revenues and expenses are translated at the average rate for the period.  Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders’ equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

Equipment

Equipment is recorded at cost.  Amortization is provided for at the following annual rates:

Assets	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

Stock options and stock-based compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed stock option plan.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period.  Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned.  For the years ended December 31, 2005 and 2004, no stock–based compensation has been recognized in expenses.

If the fair-value method had been used, an additional expense of $8,318 would have been recognized for stock-based compensation for the year ended December 31, 2005 (2004 - $182,472), and $216,726 the period from inception of new business on January 20, 2003 to December 31, 2005. Pro forma basic and diluted loss per share would have been $0.04, and $0.15 respectively.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate - 5%; dividend yield – nil; term - five years.  The fair value of each option granted in 2005 is $0.17 (2004 - $0.22).

Loss per share

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods.  Excluded from the weighted average number of common shares are 213,839 common shares (December 31, 2004 – 213,839) held in escrow that are to be released based on financial performance criteria (note 6 (a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period.  Excluded from the calculation of diluted loss per share are all outstanding stock options (2004 – 1,860,000).

Income taxes

Income taxes are accounted for under the asset and liability method.  Current taxes are recognized for the estimated income taxes for the current period.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income.  When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.  After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), “Stock-Based Payment”, which statement supersedes APB Opinion No. 25 and the accounting the Company has been applying for stock-based compensation under U.S. generally accepted accounting principles.  SFAS 123(R) is effective for the Company’s year commencing January 1, 2006 and will be applied prospectively. This standard establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or may be settled by the issuance of those equity instruments.  SFAS 123(R) will primarily impact the Company’s accounting for employee stock-based compensation arrangements.  The Company has not yet determined the impact to its financial statements from the adoption of SFAS 123(R).

Tabular Disclosure of Contractual Obligation

Lease Obligations	Payments due by Period
	Total	Less than 1 year	1 -3 years	3.5 years	More than 5 years
	$12,926	$12,926	Nil	Nil	Nil

ITEM 6

DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

All of our directors serve until the next annual general meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors’ meeting following the annual general meeting of shareholders.  Our last annual general meeting of shareholders was held on June 16, 2006.

The following table sets forth certain information relating to our directors and executive officers as at June 16, 2006.

Name	Position held with the Company	Age	Date first elected or appointed
Tim Searcy	President, Chief Executive Officer and Director	36	June 28, 2004
Carl Hering	Director	56	January 20, 2003
Gregg J. Sedun	Director	48	June 23, 1997
Marcel de Groot	Director and Chief Financial Officer	33	July 31, 2001
Darren Bahrey	Director	39	May 15, 2006
Jim Bahan	Chief Operations Officer	63	May 15, 2006
Paul A. Visosky	Secretary	50	June 28, 2004

The backgrounds and experience of our directors, senior officers and other significant employees are as follows:

Tim Searcy – President, Chief Executive Officer and a member of the Board of Director

Mr. Searcy is a Professional Geologist registered in Alberta. He holds a Master of Science (Geology) degree and a Master of Business Administration degree, both from the University of Toronto. Mr. Searcy has over five years experience as an exploration geologist, having worked for companies such as Falconbridge from May 1995 to May 1996 and BHP from May 1996 to September 1996, as well as a number of juniors. After acquiring his MBA in 2001, Mr. Searcy joined Placer Dome in November 2001 and worked in their corporate offices until June 2004 where he held positions in treasury and corporate development (M&A).

Mr. Searcy also serves as a director for Capo Resources Ltd. And Galway Resources Ltd.

Carl Hering – member of the Board of Directors

Dr. Hering is a geologist with over 25 years of diversified technical and managerial experience in mineral exploration and corporate development. He has experience in all aspects of exploration from generative to advanced projects, negotiations, acquisition evaluation, mine and corporate valuation, management, strategic planning and new program design and implementation. From 1997 to 1999 Dr. Hering served as vice president corporate development for Bema Gold Corp., a Vancouver based mid-tier gold producer. His focus was on international acquisitions and business development, directed at the enhancement of shareholder value. Prior to this role, Dr. Hering worked in senior exploration positions for both Placer Dome Inc. and Noranda Exploration. He worked for Noranda Exploration from 1978 to 1988, primarily in the United States. From 1989 to 1996, he worked for Placer Dome in the United States, Latin America, Asia and Australia and later coordinated technical evaluations for major acquisition opportunities worldwide for Placer Dome Inc., corporate development. Most recently, Dr. Hering has worked for numerous clients as an independent consultant evaluating advanced exploration opportunities, operating mines, including technical evaluations for a major corporate finance group.

Mr. Herring also serves as a director for Brett Resources Inc. and Full Metal Minerals Ltd.

Gregg J. Sedun – member of the Board of Directors

Mr. Sedun is an independent businessman and business consultant who graduated from the University of Manitoba in 1982 with a Bachelor of Law degree, and practiced securities law in Vancouver, British Columbia from 1983 until 1997. He was a partner in the law firm Rand Edgar Sedun, and later became a founding partner of De Witt Sedun, a firm focusing exclusively on securities law, where he practiced until his retirement from law in 1997. Mr. Sedun is a co-founder and director of several public companies and served as the President and Chief Executive Officer of Diamond Fields International Ltd., a public company listed on the TSX, from June 2003 to December 2005.

Mr. Sedun serves as a director for Diamond Fields International Ltd., UFM Ventures Ltd. And Interim Capital Corp.

Marcel de Groot – member of the Board of Directors and Chief Financial Officer

Mr. De Groot graduated from the University of British Columbia in 1996 with a Bachelor of Commerce degree. From May 1996 until October 1999, he worked for the Vancouver office of Grant Thornton where he obtained the Chartered Accountant designation. From November 1999 to April 2003, Mr. De Groot has worked as a consultant for us and several other companies both private and public. From April of 2003 to February 2004, Mr. De Groot held the position of chief financial officer of Diamond Fields International Ltd. From November 19, 2004 to March 1, 2005, Mr. De Groot served as Acting Chief Financial Officer of Ascalade Communications Inc.  Since October 2004, Mr. De Groot has been a director and officer of Pathway Capital Ltd., a private venture capital company.

Darren Bahrey – member of the Board of Directors

Mr. Bahrey has worked over 17 years in the exploration business with junior and major mining companies.  He co-founded Oro Gold Resources Ltd. And has been its President and CEO since 2004.  Prior to his involvement with Oro Gold he spent 14 years playing key roles within Placer Dome, with a main focus in Latin America identifying and advancing properties and discovering ounces. He has a wide breadth of experience, having been involved in generative through to feasibility level, negotiations, acquisitions, management, mine and corporate valuation, and strategic planning. His last position with Placer Dome was Exploration Manager for the Central America-Mexico-Caribbean Basin region. A few notable properties he played an integral part in advancing include Zaldivar Chile, Las Cristinas Venezuela (+8 million oz), Cerro Crucitas Costa Rica (+2 million oz), Getchell Nevada, and Pueblo Viejo Dominican Republic. Mr. Bahrey received his Bachelor of Science degree at the University of British Columbia.

Mr. Bahrey serves as a director for Oro Gold Resources Ltd. And BC Gold Corp.

Jim Bahan – Chief Operations Officer

Mr. Bahan is a mining engineer with an Honours degree from the University of Leeds, UK. He is a Fellow of the Institute of Materials, Minerals and Mining and has over 40 years experience in the mining industry.  He is currently an independent mining consultant with a diverse client base ranging from major corporations listed on the FTSE 100 to junior companies listed on the AIM and TSE. Mr Bahan commenced his career on the Zambian Copperbelt where he rose to Divisional Manager of the Chingola Division, which operated the world class Nchanga underground/open pit copper mines.  From 1983 to 1989 Mr. Bahan served as the London based consulting engineer for BP Minerals International and was recognized as the driving force in changing operational practices at Cesbra’s recently sold tin operations in Rondonia, Brazil. This resulted in an almost tripling of tin metal output, and the measures taken helped add 20 years to the known mine life at the time.  He was deeply involved also in the discovery and development of an underground gold mine and the only sulphide nickel/cobalt  orebody as yet discovered in Brazil. From 1989 to 1996 he served as Operations Director, then Managing Director, for the Gencor/Billiton Group (now BHP Billiton) in Brazil. The group had  interests in world class alumina/aluminum facilities, as well as the Sao Bento gold mine and a number of exploration and joint venture companies.

Paul A. Visosky – Secretary

Mr. Visosky was educated at the University of Western Ontario in London, Ontario, where he received his M.B.A. and LL.B. in 1982. Mr. Visosky was called to the bar in British Columbia in 1983. Since April 2004, Mr. Visosky has been a partner of DuMoulin Black, a Vancouver securities law firm, where he practices corporate and securities law. Mr. Visosky acts for public and private companies in a variety of industry sectors with a focus on financings, TSX listings, and mergers and acquisitions. Mr. Visosky spent two years at the British Columbia Securities Commission in the late 1980’s as a policy advisor responsible for drafting legislation and policy statements, and advising the securities commission on securities law matters. From July 2003 to March 2004, Mr. Visosky was an associate counsel with DuMoulin Black and is currently a partner.  Previous to his work at DuMoulin Black, Paul was owner of NEXUS Venture Capital Lawyers. Mr. Visosky is a former director of the Canadian Listed Company Association and has served as a director and officer of a number of companies listed on the TSX. He is a current member of the TSX’s local advisory committee.

There are no arrangements or understandings between any two or more directors or executive officers, pursuant to which he/she was selected to be a director or executive officer.

B.

Compensation

During the fiscal year ended December 31, 2005, we paid cash compensation to our directors and officers as provided for herein. No other funds were set aside or accrued by us during the fiscal year ended December 31, 2005, to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us or our subsidiaries under applicable Canadian laws.

Total compensation paid to all directors and officer during the 2005 fiscal year was $157,636.

Cash and Non-Cash Compensation – Executive Officers and Directors

We currently have two executive officers being (a) Tim Searcy, who was appointed as President and Chief Executive officer on June 28, 2004 and (b) Marcel de Groot, who was appointed as Chief Financial Officer on June 28, 2004, (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services provided to us during the fiscal years ended December 31, 2005, 2004, and 2003 to the Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	I	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Tim Searcy President, CEO and a director	2005	$78,422	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$39,518	Nil	Nil	Nil	300,000(1)	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Marcel de Groot CFO and a director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	$12,478	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$13,535	Nil	Nil	Nil	150,000(2)	Nil	Nil

(1)

These options are exercisable at a price of $0.30 until June 7, 2009.

(2)

These options are exercisable at a price of $0.25 until July 21, 2008.

Option Grants in Last Fiscal Year

We did not grant stock options under our Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of our executive officers exercised any options in respect of our shares during the most recently completed financial year.

The following table sets forth the number of unexercised options held by our executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable(1)
Tim Searcy President and Chief Executive Officer	N/A	N/A	262,500/37,500	Nil/Nil
Marcel de Groot Chief Financial Officer	N/A	N/A	150,000/Nil	Nil/Nil

(1)

Value calculated based on the closing price of our common shares on the TSX Venture Exchange on December 31, 2005 of C$0.18.

Stock Option Plan

On June 15, 2006, our shareholders voted to approve an amendment to its stock option plan (the “Plan”) which authorizes our board of directors to grant incentive stock options to our directors, officers and employees or our associated, affiliated, controlled or subsidiary companies, in accordance with the terms of the Plan and the rules and policies of the TSX Venture Exchange.  Under the terms of the Plan, the aggregate number of our common shares reserved for issuance at any time may not exceed 4,914,540 and the aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

As at June 16, 2006, the maximum number of shares reserved for issuance under the Company’s plan is 4,914,540 of which 2,854,556 in aggregate have been granted, leaving 2,059,984 common shares available for granting under the Plan.  The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant.  Options granted must be exercised no later than 5 years after the date of grant or such lesser period as may be determined by the Board.  The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments, subject to the minimum vesting requirements of the TSX Venture Exchange.

Defined Benefit or Actuarial Plan Disclosure

We do not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any formal employment agreements with our executive officers.

Directors

We have no arrangements, standard or otherwise, pursuant to which directors are compensated by us or our subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are reimbursed for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

No stock options were granted by us to any of our directors during the fiscal year ended December 31, 2005.  No stock options were exercised by any of our directors during the fiscal year ended December 31, 2005.

We do not have any arrangement to provide benefits to our directors when they cease to be directors.

C.

Board Practices

Our Board of Directors has established an audit committee comprised of Messrs. Sedun, Hering and de Groot.  The audit committee is appointed by the board of directors and its members hold office until removed by the board of directors or until our next annual general meeting, at which time their appointments expire and they are then eligible for re-appointment.  The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

D.

Employees

Other than our executive officers, we do not have any employees.

E.

Share Ownership

The following table sets forth the share ownership by each of our directors and senior officers as of June 16, 2006:

Name	Number of Common Shares	Beneficial Percentage Ownership(1)
Tim Searcy	715,000(2)	2.8%
Marcel de Groot	660,840(3)	2.6%
Gregg Sedun	734,242(4)	3.0%
Carl Hering	415,000(5)	1.7%
Darren Bahrey	150,000(6)	*
Jim Bahan	250,000(7)	1.0%
Paul Visosky	100,000(8)	*
Directors and officers as a group (7 persons)	3,025,082(9)	11.3%

*

Less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 16, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 24,572,700 common shares outstanding as of June 16, 2006.

(2)

Includes options to acquire an aggregate of 700,000 shares.  Of these, options to acquire an aggregate of 300,000 shares are exercisable at a price of $0.30 until June 7, 2009 and 400,000 shares at a price of C$0.30 until May 15, 2011.

(3)

Includes options to acquire an aggregate of 400,000 shares.  Of these, options to acquire an aggregate of 150,000 shares are exercisable at a price of $0.25 per share until July 21, 2008 and 250,000 shares at a price of C$0.30 per share until May 15, 2011.

(4)

Includes options to acquire an aggregate of 300,000 shares.  Of these, options to acquire an aggregate of 150,000 shares are exercisable at a price of $0.25 until July 21, 2008 and 150,000 shares at a price of C$0.30 until May 15, 2011.

(5)

Includes options to acquire an aggregate of 375,000 shares.  Of these, options to acquire an aggregate of 150,000 shares are exercisable at a price of $0.25 per share until July 21, 2008, 75,000 shares at an exercise price of $0.30 per share until June 30, 2009 and 150,000 shares at a price of C$0.30 per share until May 15, 2011.

(6)

Represents options to acquire shares which are exercisable at a price of C$0.30 per share until May 15, 2011.

(7)

Represents options to acquire shares which are exercisable at a price of C$0.30 per share until May 15, 2011.

(8)

Includes options to acquire an aggregate of 75,000 shares exercisable at a price of $0.30 per share until June 30, 2009.

(9)

Includes options to acquire an aggregate of 2,250,000 shares.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of our knowledge, there are no shareholders who own greater thatn 5% of any class of our voting securities.

To our knowledge, there were approximately 5 holders of record in the United States of our shares as of June 16, 2006 holding approximately 12.34% of our outstanding common shares.

We do not know of any arrangements that may at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

During the year ended December 31, 2005, we engaged in the following transactions in which our officers and directors had an interest:

(a)

Luna Gold engages Pathway Capital Ltd., a company with a common director, namely Marcel de Groot, to provide advisory services relating to general corporate development, financial matters, raising additional capital and strategic planning for a monthly fee of C$2,500 plus C$1,100 per month for rent and office costs.  During the year ended December 31, 2005, the Company paid management fees of $24,765 and rent, office and other administration services of $57,857 (2004 - $23,049 and $3,857; 2003 - $21,486 and $Nil).

(b)

During the year ended December 31, 2005, the Company paid or accrued management fees, geological consulting, other consulting fees and salaries of $79,214 (2004 - $137,400; 2003 - $92,822) to directors and companies controlled by a common directors.  These activities are in the normal course of operations and are conducted at fair market value.

Other than the above transactions, there were no material transactions in the fiscal year ended December 31, 2005, or proposed material transactions between us or any of our subsidiaries and:

(1)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Luna Gold;

(a)

associates;

(b)

individuals owning, directly or indirectly, an interest in the voting power of Luna Gold that gives them significant influence over us, and close members of any such individual's family;

(c)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities (or their wholly owned private companies), including directors and senior management of companies and close members of such individuals' families;

(d)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by our directors or major shareholders and enterprises that have a member of key management in common with Luna Gold.

None of our officers or directors, or any associate of such person, was indebted at any time during the fiscal years ended December 31, 2005, 2004 or 2003.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

Our audited annual consolidated financial statements are included under Item 18 of this Annual Report.

Legal Proceedings

We are presently not involved in any legal or arbitration proceedings.

Dividends

We have not paid any dividends on any of its shares since incorporation. We do not presently have any intention of paying dividends. Our future dividend policy will be determined by our board of directors on the basis of earnings, financial requirements and other relevant factors.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for our common shares on the TSX Venture Exchange for each of the prior six months, each fiscal quarter in each of the last two full financial years and each of the last five full financial years are as follows:

	High	Low
2006
May	C$0.27	C$0.23
April	C$0.315	C$0.235
March	C$0.30	C$0.22
February	C$0.30	C$0.22
January	C$0.23	C$0.20
2005
December	$0.20	$0.14
Fourth Quarter	$0.20	$0.13
Third Quarter	$0.22	$0.16
Second Quarter	$0.25	$0.13
First Quarter	$0.33	$0.23
2004
Fourth Quarter	$0.30	$0.25
Third Quarter	$0.30	$0.25
Second Quarter	$0.52	$0.29
First Quarter	$0.50	$0.35
2003	$0.33	$0.22
2002	$0.325	$0.085
2001	$0.61	$0.19

The closing price of our common shares on the TSX Venture Exchange on June 16, 2006, was C$0.22.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares have traded on the TSX Venture Exchange since June 24, 1986.  Since December 5, 2005, our shares have traded under the symbol “LGC”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

We were incorporated on June 24, 1986 in British Columbia, Canada.  On July 14, 1999, we continued into the State of Wyoming and on November 24, 2005, we continued into Canada under the Canada Business Corporations Act.

With respect to our directors, our By-laws provide that a director who is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation of a subsidiary thereof, shall declare the nature and extent of his interest in the contract in writing or by requesting to have it entered in the minutes of meetings or directors or of meetings of committees of directors.  The disclosure shall be made at the meeting at which a proposed contract or transaction is first considered.

Our By-laws also provide that the Corporation may give financial assistance by means of a loan, guarantee or otherwise to our directors for any purpose, subject to the Act.

There is no requirement in our By-laws or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of our common shares are entitled to vote at meetings of shareholders, and a Special Resolution (being a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution), is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, rateably, to the remaining property of Luna Gold our liquidation, dissolution or winding up, and such holders receive dividends if, as, and when, declared by our directors.  There are no restrictions on the purchase or redemption of common shares by us while there is an arrearage in the payment of dividends or sinking fund instalments.  There is no liability on the part of any shareholder to further capital calls by us nor any provision discriminating against any existing or prospective holder of our securities as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by our constating documents.

We are required to give our registered shareholders not less than 21 and not more than 60 days notice of any general meeting held by us unless all such shareholders consent to reduce or waive the period.  None of our shares owned by registrants or intermediaries may be voted at our general meeting unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to us within the time limited by us for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in our Articles that would have an effect of delaying, deferring or preventing our change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

Securities legislation in our home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of our issued shares.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The material contracts that we have entered into during the past two years are summarized above under Item 4 of this Annual Report on Form 20-F.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of our outstanding common shares) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Province of British Columbia or in our charter documents.

Our management considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in Luna Gold by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because our total assets are less than the $5 million notification threshold, and because our business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in Luna Gold by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $250,000,000 or more by a WTO investor;

3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of Luna Gold in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Luna Gold) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

No dividends have ever been paid by the Company.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of Luna Gold will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of Luna Gold.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of our shares, subject to the relieving provisions of the Treaty described below.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

Where the non-resident holder realized a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for Luna Gold,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of our shares under current law.  This discussion assumes that U.S. holders hold their shares of our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by us herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of our shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that we have current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Luna Gold.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of our common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our shares.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases our common shares with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from our common shares in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares (we do not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold our common shares (on the earlier of the last day of our tax year or the last date in which we were a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are producing passive income (generally 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which our shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our stock(“United States shareholder”), we could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of Luna Gold.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of our common shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of our common shares, a more detailed review of these rules is outside the scope of this discussion.

We are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of our shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at our head office at Suite 920, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9, during normal business hours.  In addition, we file annual and other reports with the SEC which may be viewed on the SEC’s website at www.sec.gov and with the Canadian securities regulatory authorities which may be viewed at www.sedar.com.

I.

Subsidiary Information

Not applicable.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We anticipate our primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if we are required to use different currencies for various aspects of our operations.  At present, our functional currency is the US dollar.  Based on our overall exchange rate risk as at December 31, 2005, we believe that a ten percent change in exchange rates would not have a material adverse effect on our financial position, results of operations, or changes in financial position.  We intend to monitor our exchange rate risk and take reasonable steps to reduce our exposure.  We do not intend to purchase or sell derivative instruments for speculative purposes.

We are currently not subject to any material market risk.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

None.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.  As of December 31, 2005, an evaluation was carried out by our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by us in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting.  During the fiscal year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee of our board does not currently have an audit committee financial expert.  We believe that the members of our audit committee are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  Our board of directors believes that the cost of retaining a financial expert at this time would be prohibitive and that, given our limited operations, is not currently warranted.

ITEM 16B.

CODE OF ETHICS

Our board of directors adopted a Code of Ethics that applies to, among other persons, our company’s president (being our principal executive officer) and our company’s chief financial officer (being our principal financial and accounting officer and controller), as well as persons performing similar functions. Our Code of Ethics is filed as an exhibit to this Annual Report.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees(1)	$50,000	$33,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$800
All Other Fees	Nil	Nil
Totals	$50,000	$33,800

(1)

“Audit Fees” represent fees for the audit of our annual financial statements.

(2)

“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

Our audit committee has adopted procedures requiring audit committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the audit committee pursuant to authority delegated by the audit committee, provided the audit committee is informed of each particular service.  All of the engagements and fees for fiscal 2005 and 2004 were approved by the audit committee.  The audit committee reviews with our auditors whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.  The board has determined that, starting in the fiscal year ending December 31, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matter.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17

FINANCIAL STATEMENTS

Not Applicable.

ITEM 18

FINANCIAL STATEMENTS

The following financial statements are included in this Annual Report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at December 31, 2005, and 2004
Consolidated Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2005, 2004, and 2003
Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2005, 2004, and 2003
Consolidated Notes to the Financial Statements

ITEM 19

EXHIBITS

The following exhibits are attached to this Annual Report:

Exhibit Number	Description of Document
1.A(1)	Certificate of Continuance and Articles of Continuance (Canada Business Corporations Act) of Luna Gold Corp. effective November 24, 2005.
1.B(1)	By-Law Number 1 and By-Law Number 2 of Luna Gold Corp. dated November 24, 2005.
4.A(2)	Option agreement dated March 18, 2003 between Luna Gold Corp. and Nassau Ltd. granting Luna the option to acquire a 100% interest in the Blue Mountain Project.
4.B(3)	Option agreement dated February 27, 2004, between Luna Gold Corp. and Arthur Leger giving Luna Gold the right to acquire a 100% interest in the Red Rock Property.
4.C(5)

Letter of intent dated September 12, 2005 between Luna Gold Corp. and Centerra (U.S.) Inc. (“Centerra”) further to which Centerra can acquire up to an undivided 60% interest in the Red Rock Property with Luna gold and can subsequently acquire up to an additional 15% of this property.

4.D(5)	Option for Joint Venture Agreement dated February 15, 2006 between Luna Gold Corp. and Centerra replacing the above-mentioned Letter of intent.
4.E(5)	Letter agreement dated January 19, 2006 between Luna Gold Corp. and Timothy Percival and Darryl Killian to acquire a 100% interest in the Trout Creek Project.
4.F (5)	Letter agreement dated February 3, 2006 between Luna Gold Corp. and Timothy Percival and Darryl Killian to acquire a 100% interest in the Stone Cabin Project.
8(5)	Subsidiaries of Luna Gold Corp.
11(4)	Code of Ethics
12.A(5)	Certification of President Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.B(5)	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.A(5)	Certification of President Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.B(5)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
18.A(5)	KPMG consent

(1)	These exhibits were filed with Luna Gold Corp.’s Form 8-K Current Report filed with the Securities and Exchange Commission on February 3, 2006.
(2)	This exhibit was previously filed with Luna Gold Corp.'s Form 8-K Current Report filed with the Securities and Exchange Commission on March 31, 2003.
(3)	This exhibit was previously filed with Luna Gold Corp.'s Form 10-KSB Annual Report filed with the Securities and Exchange Commission for the period ended December 31, 2004.
(4)	This exhibit was previously filed with Luna Gold Corp.'s Form 10-KSB Annual Report and amendments thereto for the period ended December 31, 2003.
(5)	Attached as an exhibit to this Annual Report on Form 20-F of Luna Gold Corp.

Consolidated Financial Statements

LUNA GOLD CORP.

(Expressed in United States dollars)

Years ended December 31, 2005, 2004 and 2003

Period from January 20, 2003 (inception of new business)

to December 31, 2005

F1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Luna Gold Corp.

We have audited the consolidated balance sheets of Luna Gold Corp. as at December 31, 2005 and 2004 and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2005 and for the period from January 20, 2003 (inception of the new business) to December 31, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide us with a reasonable basis for our conclusions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and for the period from January 20, 2003 (inception of the new business) to December 31, 2005 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company will require additional debt or equity financing to provide working capital for operations in the future conditions that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2006

F2

LUNA GOLD CORP.

Consolidated Balance Sheets

(Expressed in United States dollars)

	December 31, 2005	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$878,477	$1,497,859
Amounts receivable	55,382	11,435
Prepaid expenses	27,060	6,023
Deposits	49,972	--
Total current assets	1,010,891	1,515,317

Equipment (Note 4)	1,651	4,788

Investments in resource property joint ventures	--	251,197

Total assets	$1,012,542	$1,771,302
Liabilities and Stockholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$133,448	$62,192
Note Payable	--	49,997
Payables to related parties (Note 7)	10,445	576,523
Total current liabilities	143,893	688,712

Subscriptions received in advance of share offering (Note 6)	--	1,639,065

Total liabilities	143,893	2,327,777

Stockholders’ equity (deficiency):
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at December 31, 2005 and 17,004,863 at December 31, 2004 (Note 6)	7,899,276	5,628,926
Additional paid-in capital	182,746	182,746
Deficit before inception of new business (Note 1)	(4,796,115)	(4,796,115)
Deficit accumulated since inception of new business (Note 1)	(2,431,352)	(1,542,432)
Accumulated other comprehensive income: Cumulative translation adjustment	14,094	(29,600)
Total stockholders’ deficiency	868,649	(556,475)
Total liabilities and stockholders’ deficiency	$1,012,542	$1,771,302

Commitments (Note 5)

Subsequent events (Note 10)

 The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

“Timothy Searcy” Timothy Searcy, Director	“Marcel de Groot” Marcel de Groot, Director

F3

LUNA GOLD CORP.

Consolidated Statements of Operations

(Expressed in United States dollars)

	Years ended December 31,			Period from January 20, 2003 (inception of new business) to
	2005	2004	2003	December 31, 2005

Operating Expenses:
Business development	$28,967	$23,440	$--	$52,407
Consulting fees	101,697	182,823	70,425	354,945
Depreciation and amortization	3,165	1,125	1,295	5,475
Marketing and promotion	3,503	2,309	8,353	14,165
Equity in loss from operation of resource properties joint ventures	140,254	198,948	--	339,202
Exploration expense	121,176	159,821	204,917	483,914
Filing fees	31,508	13,221	21,137	65,866
General and administrative	38,658	53,595	32,516	123,448
Investor relations	4,348	21,448	627	26,423
Management fees to related parties (Note 7)	24,765	23,049	21,486	68,285
Organization expense	--	1,096	--	1,096
Professional fees	208,429	138,680	82,022	427,803
Rent	12,837	29,596	25,783	66,999
Travel and conference	68,036	154,207	--	222,243
Wages and benefits	84,565	42,895	--	127,460
Total Expenses	871,908	1,046,253	468,561	2,379,731

Loss from operations	(871,908)	(1,046,253)	(468,561)	(2,379,731)
Foreign exchange loss	(22,246)	(29,491)	(5,119)	(56,855)
Interest income	6,984	--	4	6,984
Interest expense	(1,750)	--	--	(1,750)
Net loss for the period	$(888,920)	$(1,075,744)	$(473,676)	$(2,431,352)

Loss per common share, basic and diluted	$(0.04)	$(0.07)	$(0.04)	$(0.14)

Weighted average number of common shares outstanding: basic and diluted	24,199,490	14,846,993	11,055,644	16,818,661

The accompanying notes are an integral part of these financial statements

F4

LUNA GOLD CORP.

Consolidated Statements of Stockholders’ Equity (Deficiency)

(Expressed in United States dollars)

	Common Shares		Additional Paid-In	Deficit accumulated Prior to Inception of New
	Shares	Amount	Capital	Business
Balance, December 31, 2002	10,141,948	$4,608,305	$182,746	$(4,789,127)

Loss for the period	--	--	--	(6,988)
Issuance of common stock on private placement (August 8, 2003)	2,250,000	450,000	--	--
Issuance of common stock for exploration (August 8, 2003)	50,000	10,000	--	--
December 31, 2003	12,441,948	5,068,305	182,746	(4,796,115)

Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	96,250	24,063	--	--
Issuance of common stock on exercise of warrants on June 30, 2004	4,416,667	523,558	--	--
Issuance of common stock for exploration (August 8, 2004)	50,000	13,000	--	--
Balance, December 31, 2004	17,004,865	5,628,926	182,746	(4,796,115)

Issuance of common stock on January 19, 2005 private placement (Note 6(d))	7,567,835	2,270,350	--	--
Balance, December 31, 2005	24,572,700	$7,899,276	$182,746	$(4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders’ Equity (Deficiency)	Comprehensive Income (loss)
Balance, December 31, 2002	$--	$(21,563)	$(19,639)	$--

Loss for the period	(466,688)	--	(473,676)	(473,676)
Issuance of common stock on private placement (August 8, 2003)	--	--	450,000	--
Issuance of common stock for exploration (August 8, 2003)	--	--	10,000	--
Adjustment to cumulative translation account	--	(3,701)	(3,701)	(3,701)
Balance, December 31, 2003	(466,688)	(25,264)	(37,016)	(477,377)

Loss for the period	(1,075,744)	--	(1,075,744)	(1,075,744)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	--	--	24,063	--
Issuance of common stock on exercise of warrants on June 30, 2004	--	--	523,558	--
Issuance of common stock for exploration (August 8, 2004)	--	--	13,000	--
Adjustment to cumulative translation account	--	(4,336)	(4,336)	(4,336)
Balance, December 31, 2004	(1,542,432)	(29,600)	(556,475)	(1,080,080)

Loss for the period	(888,920)	--	(888,920)	(888,920)
Issuance of common stock on January 19, 2005 private placement (Note 6(d))	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	$(2,431,352)	$14,094	$868,649	$(845,226)

The accompanying notes are an integral part of these financial statements

F5

LUNA GOLD CORP.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Years ended December 31,			Period from January 20, 2003 (inception of new business) to
	2005	2004	2003	December 31, 2005
Cash flow from operating activities:
Net loss	$(888,920)	$(1,075,744)	$(473,677)	$(2,431,352)

Items not affecting cash:
Depreciation and amortization	3,165	1,125	1,295	5,475
Issuance of shares for exploration	--	13,000	10,000	23,000
Equity in loss from operations	140,254	198,948	--	339,202

Changes in operating assets and liabilities:
Amounts receivable	4,193	(9,516)	(1,830)	(7,154)
Prepaid expenses	4,328	5,484	(11,507)	(1,694)
Accounts payable and accrued liabilities	45,888	43,477	(1,285)	85,294
Deposits	(47,979)	--	--	(47,979)
Net cash used in operating activities	(739,071)	(823,226)	(477,004)	(2,035,208)

Cash flow from investing activities:
Purchase/disposal of equipment	--	(2,905)	(3,332)	(6,237)
Investment in resource properties joint ventures	62,991	(450,145)	--	(387,153)
Net cash provided by (used in) investing activities	62,991	(453,050)	(3,332)	(393,390)

Cash flow from financing activities:
Payable to related parties	(565,869)	530,305	11,958	(27,740)
Proceeds from issuance of shares for cash	648,656	547,621	450,000	3,285,342
Proceeds from subscriptions received in advance of share offering	--	1,639,065	--	--
Note payable	(49,613)	49,997	--	384
Net cash provided by financing activities	33,174	2,766,988	461,958	3,257,986

Increase (decrease) in cash and cash equivalents	(642,906)	1,490,712	(18,378)	829,388
Effect of exchange rate changes on foreign currency denominated cash balances	23,524	(4,336)	(4,009)	15,219
Cash and cash equivalents, beginning of period	1,497,859	11,483	33,870	33,870
Cash and cash equivalents, end of period	$878,477	$1,497,859	$11,483	$878,477
Supplemental disclosure:
Interest paid (received) net	$9,544	$--	$4	$9,544
Income taxes	--	--	--	--
Issuance for common stock for exploration	--	13,000	10,000	23,000
Subscriptions converted to common stock	1,639,065	--	--	--

The accompanying notes are an integral part of these financial statements.

F6

LUNA GOLD CORP.

Consolidated Notes to Financial Statements

(Expressed in United States dollars)

Year ended December 31, 2005, 2004 and 2003

Period from January 20, 2003 (inception of new business) to December 31, 2005

1.

Nature of Operations:

The Company was incorporated on June 24, 1986 in British Columbia, Canada.  On July 14, 1999, the Company was continued into the State of Wyoming.  On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company’s focus was on the streaming-media business.  These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (note 3).  As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements. Additional debt or equity financing will be required from existing shareholders or third parties in order to provide working capital for operations in the future.  This debt or equity may not be available on reasonable terms or on any terms at all.

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles.  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, described below, currently exists which raise substantial doubt upon the validity of this assumption.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

Significant Accounting Policies:

(a)

Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

In the opinion of management, these financial statements reflect all adjustments, consisting solely of normal recurring accruals, considered necessary for a fair presentation of the financial position as at December 31, 2005 and 2004 and results of operations and cash flows for the years ended December 31, 2005, 2004 and 2003, and the period from January 20, 2003 (inception of new business) to December 31, 2005.

(b)

Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (China) Corp. and Luna Gold (Liaoning) Corp.  All significant inter-company transactions and balances have been eliminated.

F7

2.

Significant Accounting Policies (Cont’d):

(c)

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods.  Actual amounts may differ from these estimates.

(d)

Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date.  Revenues and expenses are translated at the average rate for the period.  Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders’ equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(e)

 Equipment:

 Equipment is recorded at cost.  Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(f)

Stock options and stock-based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed stock option plan.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense for stock options is recognized over the vesting period.  Options granted to other than employees and directors are measured at their fair value as the services are performed and the options earned.  For the years ended December 31, 2005, 2004 and 2003, no stock–based compensation has been recognized in expenses.

If the fair-value method had been used, an additional expense of $8,318 would have been recognized for stock-based compensation for the year ended December 31, 2005 (2004 - $182,472; 2003 - $25,936), and $216,726 the period from inception of new business on January 20, 2003 to December 31, 2005. Pro forma basic and diluted loss per share would have been $0.04, and $0.15 respectively.

F8

2.

Significant Accounting Policies (Cont’d):

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate - 5%; dividend yield – nil; term - five years.  The fair value of each option granted in 2005 is $0.17 (2004 - $0.22; 2003 - $0.18).

(g)

Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods.  Excluded from the weighted average number of common shares are 213,839 common shares (December 31, 2004 and 2003 – 213,839) held in escrow that are to be released based on financial performance criteria (note 6 (a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period.  Excluded from the calculation of diluted loss per share are all outstanding stock options (2004 – 1,860,000; 2003 – 810,000).

(h)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Current taxes are recognized for the estimated income taxes for the current period.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(i)

Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income.  When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.  After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

3.

Mining Property Interests

(a)

Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. (“Nassau”) an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the “Blue Mountain Project”).

F9

3.

Mining Property Interests (Cont’d):

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the “TSX”) approved (the “Approval Date”) the Blue Mountain Project as a “qualifying property” (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Two years following the Approval Date a payment in the amount of $20,000 (PAID);
(iv)	three years following the Approval Date a payment in the amount of $30,000;
(v)	four years following the Approval Date a payment in the amount of $40,000;
(vi)	five years following the Approval Date a payment in the amount of $100,000; and
(vii)	six years following the Approval Date a payment in the amount of $1,300,000 (the “Final Payment”).

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on gold (the “Royalty”) and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.  All payments are in U.S. dollars.

(b)

Red Rock (formerly LS Property)

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty.  The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company’s option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
By Yr. 1 Anniversary	$15,000 (PAID)	$10,000 Completed
By Yr. 2 Anniversary	$25,000 (PAID)	$50,000
By Yr. 3 Anniversary	$50,000	$100,000
By Yr. 4 Anniversary	$155,000	$100,000
By Yr. 5 Anniversary	$250,000	$250,000
By Yr. 6 Anniversary	$250,000	$250,000
By Yr. 7 Anniversary	$250,000	$240,000
Each of Yrs. 8 to 15	$50,000	$50,000
TOTAL	$1,400,000	$1,400,000

F10

3.

Mining Property Interests (Cont’d):

On September 12, 2005 the Company signed a letter of intent with Centerra (U.S.) Inc. Centerra) in which Centerra can acquire up to an undivided 60% interest in the property with the Company and can subsequently acquire up to an additional 15% in the property.  Under the terms of the proposed agreement, Centerra has agreed to spend a total of $1,900,000 over a 6 year period to acquire an undivided 60% interest in the property at which time Centerra will have the option to spend a further $3,100,000 over a 4 year period for an additional undivided 15% in the property.  Under the terms of the letter of intent Centerra paid the year 2 cash payment and has assumed the remaining cash payments on the anniversary dates.

(c)

Dongchuan Project

On June 2, 2004, the Company entered into a formal co-operative agreement with Yunnan Nonferrous Mining and Geology Ltd. (“YNMG”) pursuant to which it established a Sino-Foreign co-operative joint venture company in the Yunnan Province, PRC.

The joint venture company is called the Xinan Mineral Resources Co. Ltd.  It is established for the purpose of jointly exploring and, if successful, mining any viable deposits discovered in the Dongchuan area of the Yunnan, Province, PRC.

The Company agreed to invest, at its option, a total of US$3.1 million over three years to earn a 70% interest in the co-operative company.  After the company has earned a 70% interest, the company may earn a further 20 % interest in the co-operative company by investing an additional US$6 million.

If the Company elects to terminate the co-operative agreement at any time, all unexpended amounts paid to the co-operative company will be returned to the Company and all rights to the property will be returned to YNMG.

The schedule of payments is as follows; beginning from October 12, 2004, the date the joint venture company is successfully incorporated:

Due Date	Investment
By Yr. 1 Anniversary	$600,000
By Yr. 2 Anniversary	1,000,000
By Yr. 3 Anniversary	1,500,000
Total:	$3,100,000

At December 31, 2004, the company has invested $269,391 into the project.  The Company's interest in these properties and joint ventures was terminated in 2005 and the Company has no remaining obligations with respect thereto.

(d)

Gongguo Project

On May 18, 2004 the Company entered into a formal co-operative agreement with Yunnan Nonferrous Mining and Geology Ltd. (“YNMG”) to establish a Sino-Foreign co-operative joint venture company in Yunnan Province, PRC.

The joint venture company is called the Xinlong Mineral Resources Co. Ltd.  It is established for the purpose of jointly exploring and, if successful, mining any viable deposits discovered in the Gongguo area of the Yunnan, Province, PRC.

F11

3.

Mining Property Interests (Cont’d):

The Company has agreed to invest, at its option, a total of US$3.05 million over three years to earn an 80% interest in the co-operative company.  After the Company has earned its 80% interest, contributions to the co-operative company will be made pro rata, provided that YNMG's interest can be diluted to not less than 10% if it elects not to make cash contributions.

If the Company elects to terminate the co-operative agreement at any time, all unexpended amounts paid to the co-operative company will be returned to the Company and all rights to the property will be returned to YNMG.

The schedule of payments, beginning from October 12, 2004, the date the joint venture company is successfully established, is as follows:

Due Date	Investment
By Yr. 1 Anniversary	$540,000
By Yr. 2 Anniversary	1,000,000
By Yr. 3 Anniversary	1,510,000
Total	$3,050,000

At December 31, 2004, the company has invested $162,441 into the project.  The Company's interest in these properties and joint ventures was terminated in 2005 and the Company has no remaining obligations with respect thereto.

4.

Equipment:

			2005	2004	2003
	Cost	Accumulated Amortization	Net book value	Net book value	Net book value
Computer hardware and software	$42,598	$40,947	$1,651	$4,788	$3,008

5.

Commitments:

During the 2004 year, the Company entered into leasing agreements with respect to office and equipment leases expiring in November 2006.  Arrangement has been made for Pathway Capital Ltd., a related party (see note 7) to manage these leases.  The Company will reimburse Pathway based on estimated usage of office space and other equipment on a cost recovery basis.  The 2006 lease obligation for the office space is estimated to be $12,926.

6.

Stockholders’ Equity:

(a)

Escrowed stock:

At December 31, 2005, 213,839 (2004 – 213,839; 2003 – 213,839) common shares outstanding were held in escrow.

F12

6.

Stockholders’ Equity (Cont’d):

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled.  Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company.  For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b)

Stock options and stock-based compensation:

A summary of the status of the Company’s stock options at December 31, 2005, 2004 and 2003 and changes during the periods ended on those dates are presented below:

	2005		2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,860,000	$0.28	810,000	$0.25	--	$--
Granted	50,000	0.23	1,050,000	0.30	810,000	0.25
Exercised	--	--	--	--	--	--
Expired/ cancelled	(185,000)	0.25	--	--	--	--
Expired/ cancelled	(525,000)	0.30	--	--	--	--
Outstanding, end of period	1,200,000	$0.27	1,860,000	$0.28	810,000	$0.25
Options exercisable	1,132,500	$0.27	1,590,000	$0.28	--	$--

A total of 50,000 options were granted in the year ended December 31, 2005.  The 2005 options were subject to a four month hold period which expired August 8, 2005.

(c)

Warrants:

As at December 31, 2005, 7,567,835 warrants were outstanding and expire on January 18, 2007.  Each warrant is convertible into one common share and is exercisable at $0.50.  During 2005, 1,028,750 warrants expired on August 8, 2005.

(d)

Private Placement:

On January 19, 2005, the Company closed a private placement of 7,567,835 units at a price of $0.30 per unit for a total of $2,270,350. Each unit consists of one (1) common share and one (1) share purchase warrant, each warrant entitling the holder to purchase one (1) additional common share at a price of US$0.50 per share on or before January 18, 2007.  At December 31, 2004, the Company had received $1,639,065 in subscriptions in anticipation of this offering.

F13

7.

Related Party Transactions:

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)

During the year ended December 31, 2005, the Company paid or accrued management fees, geological consulting, other consulting fees and salaries of $79,214 (2004 - $137,400; 2003 - $92,822) to directors and companies controlled by two directors.  These activities are in the normal course of operations and are conducted at fair market value.

(b)

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2005 and 2004 were as follows:

2005 2004 2003	$24,765 $23,049 $21,486

In addition, Pathway charges the Company CAD rent and other administrative services on a cost recovery basis as follows:

2005 2004 2003	$57,857 $3,857 Nil

8.

Income Taxes:

During 1999, the Company redomiciled from Canada to the United States.  All loss carry forwards previously accumulated in Canada expired when the Company redomiciled.  As at December 31, 2005, the Company had loss carry forwards of approximately $ 3,800,000 that are available for offset against taxable income otherwise calculated through 2021.  At the U.S. federal tax rate of 34%, the Company has a deferred tax asset of $ 1,292,000, which has been fully offset by a valuation allowance due to uncertainty of the losses utilization.

9.

Financial Instruments and Risk Management:

(a)

Fair values:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their ability for prompt liquidation or short-term to maturity.  The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

(b)

Foreign currency risk:

Foreign currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates.  The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at December 31, 2005.

F14

10.

Subsequent Events:

(a)

Stock Options Granted

On February 2, 2006 the Company granted 115,000 stock options.  Each option is exercisable into one common share at a price of CAD$0.22 and expire on February 2, 2011.

(b)

Nevada Claims Letter Agreements

On January 31, 2006 and February 3, 2006 the Company signed letter agreements to acquire a 100% interest in two claim blocks in northern Nevada.

Each agreement requires that Luna pay $1,000,000 and perform $1,000,000 of work, on each claim block over seven years.  The payments required in the first year are $5,000 and the work commitment is $25,000.  Each property will be subject to a 2% NSR; Luna can reduce each NSR to 1% with payments of $1,000,000.

(c)

Red Rock Agreement

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. (“Centerra”), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada.  The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna’s leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending US$ 1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further US$ 3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005.  Centerra also expanded the land package by staking an additional 114 claims.  Luna now has interest in 1740 hectares.

Centerra has a budget of USD 400,000 for 2006, which is more than twice what is required under the agreement.  The plan is to undertake more ground work followed by, depending on the depth to the lower plate, approximately three drill holes to test the potential of the lower plate rocks.

F15

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated at Vancouver, British Columbia, this 13th day of July, 2006.

LUNA GOLD CORP.

Per:

/s/  “Tim Searcy”

Tim Searcy, President

Exhibit 12.A

CERTIFICATION

I, Tim Searcy, President of Luna Gold Corp., certify that:

1.

I have reviewed this annual report on Form 20-F of Luna Gold Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  July 13, 2006

/s/ “Tim Searcy”

Tim Searcy, President

Exhibit 12.B

CERTIFICATION

I, Marcel de Groot, Chief Financial Officer of Luna Gold Corp., certify that:

1.

I have reviewed this annual report on Form 20-F of Luna Gold Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  July 13, 2006

/s/  “Marcel de Groot”

Marcel de Groot, Chief Financial Officer

Exhibit 13.A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Luna Gold Corp. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 13, 2006

/s/ “Tim Searcy”

Tim Searcy, President

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.B

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Luna Gold Corp. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.

The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 13, 2006

/s/  “Marcel de Groot”

Marcel de Groot, Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.